BuzzFeed, Inc.
229 West 43rd Street, 10th Floor
New York, New York 10036
March 28, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Marion Graham
Re:              BuzzFeed, Inc.
Registration Statement on Form S-3
Filed March 21, 2023
File No. 333-270729
Dear Ms. Graham:
Reference is made to the Registration Statement on Form S-3 (File No. 333-270729) filed by BuzzFeed, Inc. (the Company) with the U.S. Securities and Exchange Commission on March 21, 2023 (the Registration Statement).
The Company hereby requests the Registration Statement be made effective at 3:00 p.m., Eastern Time, on March 30, 2023, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Sincerely,

/s/ David Arroyo
Name: David Arroyo
Title: Chief Legal & Compliance Officer, Corporate Secretary
cc:               Valerie Ford Jacob, Esq.
Michael A. Levitt, Esq.
(Freshfields Bruckhaus Deringer US LLP)